Exhibit 99.1


                              GOTHAM PARTNERS, L.P.
                              110 EAST 42ND STREET
                               NEW YORK, NY 10017






                                  July 3, 2001






BY FED EX AND FACSIMILE



Mr. Daniel Altobello
Mr. Bruce Berkowitz
Chairman and Member of Special Committee of the Board of Directors of First Union Real Estate
125 Park Avenue
New York, New York


Gentlemen:

            Since the withdrawal of our prior proposal to First Union Real Estate Equity and Mortgage Investments ("First Union"), we have had time to consider issues that were raised by shareholders, members of the board, the special committee and its advisors. Based on the feedback we received, we have constructed an alternative transaction (the "Proposed Transaction") that we believe maximizes shareholder value and minimizes valuation considerations.

            As explained below, the transaction will allow all shareholders to
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receive a minimum value of $2.70 per share in cash without risk of pro-ration,
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or up to a maximum of $3.53 per share plus the value of the Peach Tree Mall
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litigation in a combination of cash and stock if they elect to continue to
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retain an equity interest in the current non-cash assets of First Union through
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the ownership of shares in a newly distributed company.
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            The transaction is structured to permit all shareholders the option to: (1) sell their entire interest in First Union for total consideration of $2.70 per share in cash; this value would be available for every share tendered without risk of pro-ration, (2) elect to continue to participate in the value of the current non-cash assets of First Union through a newly distributed com-


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First Union Real Estate Equity and Mortgage Investments
July 3, 2001
Page 2



pany, First Union Asset Company ("FAC"), and receive $2.35 per share in cash,
(3) elect to receive $0.35 per share in lieu of participating in FAC, but continue as a shareholder of First Union, which will combine with a new real-estate-related operating company, or (4) continue as a shareholder of both FAC and First Union.

            The Proposed Transaction contemplates three related elements. In the first, First Union will contribute all of its existing assets other than cash to a newly formed publicly traded company, FAC. All of the shares in FAC will be distributed to the existing shareholders of First Union. All shareholders will have the option to receive cash of $0.35 in lieu of their distribution of FAC shares. We expect that the distribution will qualify as a return of capital that will be non-taxable to most shareholders. FAC's organizational documents will provide for an orderly sale and/or distribution of its assets, which will include the Park Plaza Mall, Circle Tower, HQ Global preferred stock and warrants, Ventek, the Peach Tree Mall legal claim, and non-cash working capital. FAC will assume all existing current and contingent liabilities of First Union other than the $12.5 million of 8.875% Senior Notes due September 15, 2003 and the $24.7 million of 8.4% convertible preferred stock which will remain obligations of First Union.

            FAC will have a net asset value of approximately $0.35 to $1.18 per share, plus the value of the Peach Tree Mall litigation. In order for shareholders to have the option to exchange their interest in FAC for cash, Gotham Partners, L.P. or an affiliate ("Gotham") will agree to acquire any FAC shares at the time of the distribution for $0.35 per share from shareholders who wish to sell their interest in FAC for that price.

            We anticipate that, after the completion of the distribution of FAC shares, First Union will have approximately $119 million in cash as its only asset, and the $12.5 million of 8.875% Senior Notes due September 15, 2003 and the $24.7 million of 8.4% convertible preferred stock as its only liabilities.

            First Union will accordingly have a net asset value equal to its cash net of debt and preferred stock, which will be $81.8 million ($119 million minus $37.2 million). With 34.8 million common shares outstanding, the net asset value per common share of First Union post-distribution would be $2.35 per share. This estimated net asset value is subject to change in the event that the cash at First Union is higher or lower than estimated as a result of cash generated, or transaction and other expenses incurred, between now and the time of closing.

            In the second element of the Proposed Transaction, Gotham will contribute Gotham Golf Partners, L.P. and related assets ("GGP") to First Union (or a newly formed holding company in which First Union's stockholders would also become stockholders) in exchange for newly issued common stock. For purposes of determining the number of shares issued to Gotham, the stock of First Union will be valued at its net asset value. For the purposes of the share exchange, we would agree to value GGP at fair value as determined by negotiation between First Union and Gotham.


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First Union Real Estate Equity and Mortgage Investments
July 3, 2001
Page 3


            Because FAC shares will be distributed to existing First Union
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shareholders before the contribution of GGP to First Union, there is no risk
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that existing First Union shareholders that elect to retain their interest in
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FAC will be unfairly diluted out of their interest in the existing assets of
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First Union. This transaction structure thereby minimizes valuation issues, as
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cash will be First Union's only remaining asset following the distribution of
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FAC and before the contribution of GGP.
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            The third element of the Proposed Transaction would be a self-tender by First Union for up to 34.8 million shares at net asset value, which we believe will be approximately $2.35 per share. Shareholders who wish to continue to participate in First Union can elect not to tender their shares and instead retain their equity interest. All shareholders who tender shares will receive net asset value for their shares or approximately $2.35 per share for their interest in First Union in addition to their previous receipt of FAC shares, which they may elect to sell to Gotham for $0.35 per share, sell in the market for their public traded value or retain. Gotham will commit not to tender any of the shares received in respect of its contribution of GGP.

            First Union would agree to provide or cause to be provided up to $6 million of secured working capital financing on market terms to support FAC's requirements. We would anticipate that FAC would be externally advised and managed.

            The Proposed Transaction would be subject to approval by the stockholders of First Union and to other customary conditions, including registration of the shares to be issued as part of the Proposed Transaction.

            The Proposed Transaction would be effected pursuant to a combination agreement in form and substance customary for transactions of this sort, which would be entered into only following (i) approval and recommendation by the unaffiliated members of the First Union Board of Directors, who we would expect to serve as a Special Committee of the Board in connection with the consideration of the Proposed Transaction, and (ii) receipt by First Union of an opinion from your independent financial advisor as to the fairness from a financial point of view of the Proposed Transaction to the stockholders of First Union unaffiliated with Gotham.

            We and our financial and legal advisors are prepared to meet with the Special Committee and your advisors at your convenience to review the Proposed Transaction. In addition, we would like to arrange for you or such other members of the Special Committee as may be appropriate, together with your financial and legal advisors, to meet the management of Gotham Golf. Of course, we reserve the right to amend or withdraw the proposal at any time at our sole discretion.


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First Union Real Estate Equity and Mortgage Investments
July 3, 2001
Page 4


            We look forward to continuing to work with you on the Proposed Transaction.

                                          Very truly yours,

                                          /s/ William A. Ackman

                                          William A. Ackman


cc:      Thomas H. McCormick, Esq., Shaw Pittman
         W. Jonathan Finch, U.S. Bancorp Libra
         Steven F. Mayer, U.S. Bancorp Libra